Exhibit 99.1

Telesat Completes $2.54 Billion Funding Agreements for Telesat Lightspeed Satellite Constellation with Strong Government Backing

Telesat Lightspeed program will create and sustain thousands of high-quality Canadian jobs and deliver billions of dollars of investment in the Canadian economy

MONTREAL, CANADA – September 13, 2024 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced the completion of funding agreements with the Government of Canada and the Government of Quebec for its highly advanced Telesat Lightspeed Low Earth Orbit (LEO) broadband satellite constellation. With this milestone completed, Telesat now has all financing sources in place to fund the global Telesat Lightspeed network, including the satellites, launch vehicles to deploy them, an integrated terrestrial network of landing stations and points of presence throughout the world, and the business and operational support systems for the network. All amounts are in Canadian dollars unless otherwise noted.

As previously disclosed, the Government of Canada loan is for $2.14 billion and will carry a floating interest rate that is 4.75% above the Canadian Overnight Repo Rate Average (CORRA) with a 15-year maturity. Interest is payable in-kind during the Telesat Lightspeed construction period, followed by a 10-year sculpted amortization. Furthermore, the Government of Canada is receiving warrants for 10% of the common shares of Telesat LEO based upon an equity valuation for Telesat LEO of US$3 billion. The Government of Quebec loan is for $400 million and has terms that largely mirror the Government of Canada loan but with warrants for 1.87%, in proportion to the smaller loan amount. The borrower under each loan, Telesat LEO Inc. (Telesat LEO), is a subsidiary of Telesat.

“We are pleased to conclude these funding arrangements with the governments of Canada and Quebec as we make strong progress on the build-out of the revolutionary Telesat Lightspeed constellation, the largest space program in Canada’s history,” said Dan Goldberg, President and CEO of Telesat. “Telesat Lightspeed will help bridge the digital divide in Canada and throughout the world, create and sustain thousands of high-quality jobs in Canada, deliver billions of dollars of investment in the Canadian economy, spur domestic innovation and exports, and ensure that Canada and Quebec are at the forefront of the rapidly growing New Space Economy.”

The Telesat Lightspeed network is expected to play a critical role in bridging the digital divide by expanding the reach of internet and 5G networks in unserved and underserved communities in Canada and throughout the world, with affordable, high-speed broadband connectivity. In addition, the Telesat Lightspeed network is expected to help governments – including the Government of Canada – modernize their satellite communications technology and make meaningful contributions to North Atlantic Treaty Organization (NATO) and North American Aerospace Defense Command (NORAD) modernization to bolster defence for Canada and its allies.

Telesat has increased its Canadian workforce by approximately 33% in the last 12 months and expects 2024 capital expenditures for the program to be in the range of $1 billion to $1.4 billion. Telesat plans to launch the first Telesat Lightspeed satellites in mid-2026. Since Telesat’s announcement of MDA Space as its prime satellite manufacturer in August 2023, MDA has selected and onboarded over 90 percent of the suppliers for the Telesat Lightspeed program.

“Our government is focused on Canadians and today’s announcement with Telesat and MDA is our commitment in action. Designed, manufactured, and operated in Canada – the Telesat Lightspeed satellite network will be the largest in Canadian history – creating thousands of jobs, growing our economy, and getting high-speed internet to Canadians. We’re putting Canada at the forefront of opportunity, with a fair chance for everyone to succeed.”

—	The Rt. Hon. Justin Trudeau, Prime Minister of Canada

“This is good news for our economy, not only are we consolidating 650 existing jobs, but we are creating nearly 1000 paying jobs in a cutting-edge sector. It is also a strategic project for Quebec. With the Telesat and MDA project, the message we are sending today is that Quebec continues to stand out. The future of aerospace is happening in Quebec!”

—	François Legault, Premier of Quebec

“Today, we are cementing Canada’s position as a global leader in the new space economy. This investment will create high-skilled jobs, support innovation, and secure Canada’s telecommunications systems. This agreement with Telesat Lightspeed, the largest space program ever conceived and built in Canada, will have a significant impact on the growing network of Canadian suppliers and talent, offering critical support to the sector as it continues to flourish.”

—	The Honourable François-Philippe Champagne, Minister of Innovation, Science and Industry

“This satellite network is an effective way to provide high-speed telecommunications across all regions of Quebec. We are proud to support these two companies as they drive technological innovation, helping to position Quebec as a true space industry leader. And we are even prouder to see that companies are locating here to take advantage of all that Québec has to offer!”

—	Christine Fréchette, Minister of Economy, Innovation and Energy, Minister responsible for Regional Economic Development and Minister responsible for the Metropolis and the Montréal region

“High-speed Internet is no longer a luxury—it is a necessity. Today’s investment in Telesat’s Lightspeed project will help the federal government achieve its goal of connecting all Canadians to high-speed Internet by 2030 so that they get better access to the services they need, no matter where they live.”

—	The Honourable Gudie Hutchings, Minister of Rural Economic Development and Minister responsible for the Atlantic Canada Opportunities Agency

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on X, LinkedIn, or visit www.telesat.com.

Media Contact:

W2 Communications for Telesat

telesat@w2comm.com

Investor Relations Contact:

James Ratcliffe

+1 613 748 8424

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect”, “believe”, or similar expressions, including statements regarding the expected benefits of Telesat Lightspeed, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

The forward-looking statements in this news release are based on Telesat Corporation’s current expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Telesat in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate including management’s current plans, estimates, projections, beliefs and opinions; the future performance and results of Telesat’s business and operations; the ability of Telesat to execute on its business objectives; and general economic and political conditions and global events. These forward-looking statements and the related projections, expectations, assumptions and analyses are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. There are numerous risks and uncertainties associated with Telesat’s business and the Telesat Lightspeed constellation. Known risks and uncertainties that may cause actual results to differ materially from those expressed in the forward-looking statements in this news release include but are not limited to: inflation and rising interest rates; Telesat’s ability to meet the funding conditions of its funding agreements with the Government of Canada and the Government of Quebec and of its vendor financing; technological hurdles, including our and our contractors’ development and deployment of the new technologies required to complete the constellation in time to meet our schedule, or at all; the availability of services and components from our and our contractors’ supply chains; competition; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; and volatility in exchange rates. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2023, that was filed on March 28, 2024, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval + (“SEDAR+”), and may be accessed on the SEC’s website at https://www.sec.gov/ and SEDAR+’s website at https://www.sedarplus.ca/ as well as our subsequent reports on Form 6-K filed with the SEC and also available on SEDAR.

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